Exhibit 14

CODE OF ETHICS

I.	INTRODUCTION
WashingtonFirst Bankshares, Inc. (the "Company") and its subsidiary, WashingtonFirst Bank (the "Bank" and, together with the Company, the "Organization") expects representatives of the Organization to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, and in compliance with all applicable laws, regulations and Organization policies, including this Code of Ethics.
This Code of Ethics governs the actions of our Organization’s employees, officers and directors and our working relationships with current and potential customers, fellow employees, third-party vendors, competitors, government and self-regulatory agencies, the media, and others. The Code of Ethics has been developed and adopted by the Organization’s Board of Directors (“Board”). It is important that you clearly understand and adhere to the provisions set forth in this Code of Ethics.
If you have questions about this Code of Ethics, you should discuss them with your supervisor or your department head. Violation of the provisions of the Code of Ethics can be grounds for appropriate disciplinary action, up to and including dismissal.

II.	PURPOSE
This Code of Ethics seeks to:

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Set forth and promote the highest standards for honest and ethical conduct, including proper procedures for dealing with actual or apparent conflicts of interest between personal and professional relationships;

•	Promote the highest level of confidentiality and fair dealing, both within the Organization, and in all third party and customer dealings;

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Promote the maintenance of accurate records and full, fair, accurate, timely and understandable disclosure in the periodic reports the Organization files with the Securities and Exchange Commission (“SEC”) and other governmental and regulatory agencies;

•	Promote compliance with applicable laws, rules and regulations;

•	Promote the prompt internal reporting of violations of this Code of Ethics to an appropriate person; and

•	Provide accountability for adherence to this Code of Ethics.
The Board and management of the Organization consider integrity and ethical values to be no less important than business success and are fully committed to establishing clear expectations of highest standards of business practices and prohibited conflicts of interest. Employees, officers and directors are expected to set good examples and to understand and honor all requirements of this Code of Ethics.

III.	CONFLICTS OF INTEREST
General
A "conflict of interest" occurs when your private interest interferes or appears to interfere with any interest of the Organization. You are expected to avoid all situations that might lead to a real or apparent conflict between your self-interests and your duties and responsibilities as an employee, officer or director of the Organization. Any position or interest, financial or otherwise, that could conflict with your performance as an employee, officer or director of the Organization, or which affects or could reasonably be expected to affect your independence or judgment concerning transactions between the Organization, its customers, third-party vendors or competitors or otherwise reflect negatively on the Organization would be considered a conflict of interest.

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Occasions may occur in which a proposed transaction with the Organization may be an apparent or actual conflict of interest but for the manner in which the proposed transaction is reviewed and approved by the Organization or the terms and character of the transaction. For example, a deposit of a person subject to this Code of Ethics on terms that are offered to members of the general public would not be an apparent or actual conflict of interest. A loan by the Bank to a director made in accordance with Regulation O would not normally constitute an apparent or actual conflict of interest, because (a) it (i) requires approval by a majority of the Bank's directors having no interest in the loan, (ii) bars the interested director from participating in the loan approval process and (iii) requires the terms of the loan to be arms-length and non-preferential; and (b) a loan subject to the insider lending restrictions of Regulation O is excluded from the prohibition on personal loans to directors and executive officers contained in the Sarbanes-Oxley Act of 2002.
Any person subject to this Code of Ethics must provide prior notification of any transaction that would constitute an apparent or actual conflict of interest in accordance with this Code of Ethics and any supplemental guidance. All notifications and questions in this regard must be reported to the Organization’s Human Resources Manager, or to the General Counsel, consistent with the procedures set forth below under "Administration and Waiver of Code of Ethics."
Gifts and Entertainment
The Bank Bribery Act and similar laws prohibit the receipt of any improper benefit from those seeking loan funds or services from a financial institution or anyone able to provide services to a financial institution. The laws establish criminal penalties for the offer or acceptance of such benefits. This Organization will strictly enforce these laws, consistent with our emphasis on the highest ethical standards.
Unless otherwise authorized in advance, in writing, all employees, officers, directors, agents and attorneys ("Officials") of the Bank, are prohibited from:

•	Soliciting for themselves or a third party (other than the Bank) anything of value from anyone in return for any business, service or confidential information of the Bank;

•	Accepting anything of value (other than bona fide salary, wages and fees) from anyone in connection with the business of the Bank, either before or after a transaction is discussed or consummated; or

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Self dealing, conflicts of interest, or otherwise trading on their positions with the Bank, for personal advantage, including, but not limited to, accepting a business opportunity or other benefit from one doing or seeking to do business with the Bank, which opportunity or benefit is not made available to the public generally or which is made available because of such party's position with the Bank.

The Bank deems appropriate the following as exceptions to the general prohibition against accepting things of value in connection with employment by the Bank:

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Gifts, gratuities, amenities or favors if they are based entirely on obvious family or personal relationships (such as the relationship between an official and his or her parents, children or spouse) when the circumstances make it clear that it is this relationship rather than the business of or employment by the Bank which is the motivating factor.

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Meals, refreshments, travel arrangements, accommodations, or entertainment (all of reasonable value) if furnished in the course of a meeting or other occasion the purpose of which is to hold bona fide business discussions, provided that the expenses would be paid for by the Bank as a reasonable business expense, if not paid for by another party.

•	Loans from other banks or financial institutions on customary terms to finance proper and usual activities of an Official, such as home mortgage loans, except where prohibited by law.

•	Advertising or promotional materials of a reasonable value, such as pens, pencils, note pads, key chains, calendars and similar items.

•	Discounts, premiums, or rebates on merchandise or services or other benefits that do not exceed those available to other customers.

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Gifts of reasonable value that are related to commonly recognized events or occasions, such as promotion, new job, wedding, retirement, Christmas or bar mitzvah. Such gifts shall not exceed the value of $100.00 per gift.

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•	Civic, charitable, educational or religious organizational awards for recognition of service and/or accomplishment. Such an award shall not exceed the value of $100.00 per award.

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The Bank may, on a case-by-case basis, approve of other exceptions to the general prohibition against gifts of other items of value in connection with the Bank's business. Approval of such circumstances shall be made in writing in accordance with the procedures "Administration and Waiver of this Code of Ethics."
If anyone is offered or receives anything of value beyond what is authorized in this Code of Ethics, he or she must disclose the following information in writing to the Chief Executive Officer or Chairman of the Board of Directors of the Bank:

•	The gift offered or accepted;

•	The name of the donor and his/her company affiliation;

•	The value of the gift; and

•	The circumstances surrounding receipt of the gift.
Bank employees must disclose all potential conflicts of interest, including those arising inadvertently due to either business or personal relationships with customers, third-party vendors, business associates, or competitors of the Bank. Such disclosure must be made in writing to the Chief Executive Officer or Chairman of the Board of Directors of the Bank.
Insider Trading
It is both unethical and illegal to buy, sell, trade or otherwise participate in transactions involving the common stock of the Company or other security while in possession of material information concerning the Organization that has not been released to the general public. It is also unethical and illegal to buy, sell, trade or otherwise participate in transactions involving the common stock or other security of any other company while in possession of similar non-public material information concerning such company.
The Securities Trading Policy is applicable to all officers, directors and employees of the Organization, their family members, and entities they control. Any questions concerning the propriety of any proposed transaction involving securities of the Company or the Organization's customers or third-party vendors should be directed in advance to the General Counsel of the Company.
Extensions of Credit
The Bank may extend credit to any executive officer, director, or principal shareholder of the Organization only on substantially the same terms as those prevailing for comparable transactions with other persons or that may be available to Organization employees generally as permitted by and in accordance with Regulation O of the Board of Governors of the Federal Reserve System.
Outside Business Relationships
Before agreeing to act as a director, officer, consultant, or advisor for any other business organization, you should notify your immediate supervisor. Managers will review outside employment requests for potential conflicts of interest.
Independent directors should disclose all new directorships or potential directorships to the Chairman of the Nominating and Corporate Governance Committee in order to avoid any conflicts of interest and to maintain independence.
The Bank encourages civic, charitable, educational and political activities as long as they do not interfere with the performance of your duties to the Organization. Before agreeing to participate in any civic or political activities, you should contact your immediate supervisor.
Fair Dealing
Each employee, officer and director should deal fairly with the Organization’s customers, third-party vendors, competitors and employees. Additionally, no one should take advantage of another through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practices.
Employees must disclose prior to or at the time of hire the existence of any employment agreement, non-competition or non-solicitation agreement, confidentiality agreement or similar agreement with a former employer that in any way restricts or prohibits the performance of any duties or responsibilities of their positions in the Organization. Copies of such agreements should

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be provided to Human Resources Managers to permit evaluation of the agreement in light of the employee's position. In no event shall an employee use any trade secrets, proprietary information or other similar property, acquired in the course of his or her employment with another employer, in the performance of his or her duties for or on behalf of the Organization.

IV.	SAFEGUARDING CONFIDENTIAL INFORMATION
Privacy of Customer Information
Keeping customer information secure and using it appropriately is of utmost importance to our Organization. As an employee, officer or director of the Organization, you are trusted with confidential customer information. We must safeguard any confidential information our customers have with us.
We must also ensure that we use customer information only for the reasons for which the information was gathered, unless further use is allowed by law. The Organization has in place a Privacy Policy that details our specific commitments to customers and the process by which we document, monitor and manage the security of their information.
The Organization also has in place procedures to respond legally to law enforcement and other government authorities that may require disclosure of customer information. Only authorized personnel in the Organization may make such disclosures in accordance with the procedures and applicable law.
Proprietary and Confidential Information
Nonpublic information regarding the Organization or its businesses, employees, customers and third-party vendors is the property of the Organization and is confidential. You may only use confidential information in furtherance of the Organization’s business purposes. You are not to share confidential information with anyone outside of the Organization, including family and friends, or with other employees who do not need the information to carry out their duties. You may be required to sign a specific confidentiality agreement in the course of your employment at the Organization. You remain under an obligation to keep all information confidential even if your employment with the Organization ends.
The following is a non-exclusive list of confidential information:

•	Trade secrets, which include any business or technical information, such as formulas, programs, methods, techniques, compilations or information that is valuable because it is not generally known;

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All rights to any invention or process developed by an employee using the facilities or trade secret information of the Organization, resulting from any work for the Organization, or relating to the Organization's business, is considered to be "work-for-hire" under the United States copyright laws and shall belong to the Organization; and

•	Proprietary information such as customer lists and customer confidential information.
Public and media communications involving the Organization must comply with the Organization's Disclosure Policy.
Using confidential information about the Organization, its employees, officers, directors, customers or suppliers for personal benefit or disclosing such information to others outside your normal duties is prohibited.
Privacy of Employee Information
The organization recognizes and protects the privacy and confidentiality of employee information such as medical and personnel records. Such records must not be shared or discussed outside the Organization, except as authorized by the employee or as required by law, rule and regulation or a subpoena or order issued by a court of competent jurisdiction or requested by a judicial or administrative or legislative body.

V.	INTEGRITY OF RECORDS
The records, data and information owned, used and managed by the Organization must be accurate and complete. You are personally responsible for the integrity of the information, reports, and records under your control. Records must be maintained in sufficient detail as to reflect accurately the Organization’s transactions. Financial statements must always be prepared in accordance with generally accepted accounting principles and fairly present, in all material respects, the financial condition and results of operations of the Organization.

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You are required to cooperate fully with appropriate bank examiners and authorized internal and external reviews and investigations. Making false statements to examiners is subject to discipline under this Code of Ethics up to and including termination, and also may be a criminal act.
The Organization has policies on retention of its records. Records must be retained in accordance with these policies. You are prohibited from destroying any records that are potentially relevant to a violation of law or any litigation or any pending, threatened or foreseeable government investigation or proceeding.

VI.	STRONG INTERNAL CONTROLS
Additional Responsibilities of Principal Financial Officers
The chief financial officer, the internal auditor and other senior financial officers of the Company performing accounting, auditing, financial management or similar functions (collectively, "Principal Financial Officers"), along with the Chief Executive Officer are responsible for the integrity of the Organization's financial reporting and system of internal accounting and controls. While true of all our employees, the honesty, integrity and sound judgment of the Chief Executive Officer and each Principal Financial Officer is fundamental to the reputation and success of the Organization.
To the best of their knowledge and ability, the Chief Executive Officer and each Principal Financial Officer of the Bank must:

•	Act with honesty and integrity, and avoid actual or apparent conflicts of interest in personal and professional relationships;

•	Provide colleagues with information that is accurate, complete, objective, relevant, timely and understandable;

•	Comply with applicable laws, rules and regulations of federal, state, and local governments (both United States and foreign) and other appropriate private and public regulatory agencies;

•	Act in good faith, with due care, competence and diligence, without misrepresenting material facts or allowing independent judgment to be subordinated;

•	Respect the confidentiality of information acquired in the course of employment;

•	Share knowledge and maintain skills necessary and relevant to the Bank's needs;

•	Proactively promote ethical and honest behavior within the Bank environment; and

•	Assure responsible use of and control over all assets, resources and information of the Bank.
The Chief Executive Officer and each Principal Financial Officer are expected to adhere to this Code of Ethics at all times and are personally responsible for ensuring that all other employees comply as well. The Company Board of Directors shall have the sole and absolute authority to approve any deviation or waiver from this Code of Ethics for the Chief Executive Officer, and Principal Financial Officers.
Protection and Proper Use of Bank Property
All employees, officers and directors should protect the Organization's property and assets and ensure their efficient and proper use. Theft, carelessness and waste can directly impact the Organization's profitability, reputation and success. Permitting the Organization's property (including data transmitted or stored electronically and computer resources) to be damaged, lost, or used in an unauthorized manner is strictly prohibited. Employees, officers and directors may not use Company, Bank or other official stationary for personal purposes.

VII.	DISCLOSURE
Each director, officer and employee involved in the Company’s disclosure process, including the Chief Executive Officer and the Principal Financial Officers, must be familiar with and comply with the Company’s disclosure controls and procedures and internal controls over financial reporting, to the extent relevant to his or her area of responsibility, so that the Company’s public reports and documents filed with the SEC comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each such person having direct or supervisory authority regarding these SEC filings or the Company’s other public communications concerning its general business, results, financial condition and prospects should, to the extent

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appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.
Each director, officer or employee who is involved in the Company’s disclosure process, including without limitation the Principal Financial Officers, must:

•	Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

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Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations.

•	Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

VIII.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS
The Board of Directors is responsible for oversight of the Organization’s compliance with all applicable laws and regulations. Management is responsible for conducting operations in compliance with applicable laws and regulations.
This Code of Ethics is based on the Organization's policy that all employees, officers and directors comply with the law. While the law prescribes a minimum standard of conduct, in certain instances this Code of Ethics requires conduct that often exceeds the legal standard.
Bank departments or divisions that may have policies and procedures governing special requirements covered by this Code of Ethics are expected to comply with those requirements.

IX.	REPORTING OF ILLEGAL OR UNETHICAL BEHAVIOR
All employees, officers and directors are expected to responsibly manage their personal finances, particularly the prudent use of credit. The Organization recognizes that its customers must have faith and confidence in the honesty and character of its employees, officers and directors. In addition to the importance of maintaining customer confidence, there are specific laws that outline the actions the Organization must take regarding any known or suspected crime involving the affairs of the Bank. A bank must make a criminal referral in the case of any known or suspected theft, embezzlement, check/debit card kiting, misapplication or other defalcation involving Bank personnel or Bank funds in any amount.
Fraud of any nature can seriously damage the reputation and success of the Organization. The Organization requires its employees, officers and directors to talk to supervisors, managers or other appropriate personnel to report and discuss any known or suspected criminal activity involving the Organization or its employees. If, during the course of employment, you become aware of any suspicious activity or behavior including concerns regarding questionable accounting or auditing matters, you must report violations of laws, rules, regulations or this Code of Ethics to Human Resources Director. Reporting the activity will not subject the employee to discipline absent a knowingly false report.
The Company has adopted Employee Complaint Procedures for Accounting and Auditing Matters to facilitate the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. Employees wishing to state concerns or complaints regarding accounting or auditing matters may report those concerns directly to the Company’s Compliance Officer or may submit such concerns anonymously in writing at www.washingtonfirstbank.ethicspoint.com or by telephone (855) 749-9983 as detailed in the Employee Complaint Procedures.

X.	ADMINISTRATION AND WAIVER OF CODE OF ETHICS
This Code of Ethics shall be administered and monitored by the Human Resources Manager, to whom all questions and further information on this Code of Ethics should be directed.
All managers and direct supervisors are responsible for reviewing this Code of Ethics with their subordinates each time a new edition of the Code of Ethics is published.
The Human Resources Manager is responsible, annually, to reaffirm compliance with this Code of Ethics by all employees, officers, and directors by obtaining a signed acknowledgment from each employee, officer, and director confirming that they have reread and understand these guidelines and will comply with them. New employees and directors will also certify having read and understood the guidelines and commitment to comply in all respects.

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Employees, officers and directors of the Organization are expected to follow this Code of Ethics at all times. Absent advance written approval by the General Counsel, there are no waivers to this Code of Ethics. The only appeal of any waiver request that is denied by the General Counsel can be made to the Company Board.
Any waiver of the items listed in the section above entitled “Additional Responsibilities of Principal Financial Officers,” for a director, the Chief Executive Officer or a Principal Financial Officer must be promptly disclosed on Form 8-K within the time period required by that form and otherwise as required by law or stock exchange regulation.
Known or suspected violations of this Code of Ethics will be investigated and may result in disciplinary action up to and including immediate termination of employment.

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Department: Legal
Position Responsible: General Counsel	Amendments by: R. Horn
Last Approval Date: Nov. 18, 2013	Approved by Board: Nov. 17, 2014

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Attachment: Letter of Acknowledgements

ACKNOWLEDGEMENT LETTER

I acknowledge that I have received and read the WashingtonFirst Bank's Code of Ethics and understand my obligations to comply with the principles, policies and laws outlined in the Code.
I understand that my agreement to comply with the Code of Ethics does not constitute a contract of employment.

Please sign here:                          Date:
Please print your name:

This signed and completed form must be returned to the appropriate person as specified in the Code of Ethics within 30 days of your receipt of this Code of Ethics.

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